Sturm, Ruger & Company, Inc.

Vote FOR: Item #4 – “Human Rights Impact Assessment”

Annual Meeting: June 1, 2022

Contact: Laura Krausa • CommonSpirit Health • laura.krausa@commonspirit.org

Introduction

April 25, 2022

To Sturm, Ruger & Co., Inc. Stockholders:

CommonSpirit Health, along with co-filers including the Adrian Dominican Sisters, Bon Secours Mercy Health, Congregation of St. Joseph, Daughters of Charity, Dominican Sisters of Sinsinawa, the Episcopal Church, Mercy Investment Services, School Sisters of Notre Dame Cooperative Investment Fund, Sisters of Bon Secours USA, Sisters of Providence, Sisters of the Holy Cross, Sisters of the Holy Names of Jesus and Mary, Sisters of St. Francis of Philadelphia, and Trinity Health (together, the “Proponents”), are urging stockholders to vote FOR Item #4 at the Sturm, Ruger & Co., Inc. (“Ruger” or the “Company”) annual stockholder meeting on June 1, 2022.

Item #4 (the “Proposal”) calls for Ruger’s board to conduct and publish a third-party Human Rights Impacts Assessment (“HRIA”) assessing human rights impacts associated with the Company’s policies, practices, and products, and making recommendations for improvement as applicable.

Resolved Clause

Resolved: Shareholders urge the Sturm Ruger board of directors to oversee a third-party Human Rights Impact Assessment (within a reasonable time and at a reasonable cost) which assesses and produces recommendations for improving the human rights impacts of its policies, practices and products, above and beyond legal and regulatory matters. Input from stakeholders, including human rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the assessment, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

Rationale for a YES Vote

In Summary, the Human Rights Impact Assessment requested by the proposal would:

●	Provide all stakeholders, including investors, with critical information regarding the company’s human rights risk exposure with the objective of identifying a path for addressing those risks proactively through Ruger’s policies and practices;
●	Bolster shareholder confidence regarding the Company’s governance and risk management structures related to human rights; and
●	Demonstrate leadership in corporate human rights due diligence, a topic of increasing concern to the business and investor communities.

The third-party HRIA is used by companies to assess existing and potential adverse human rights impacts which can pose significant reputational, financial and legal risks.1 This type of assessment, particularly when conducted by a third-party auditor, can often identify issues that a company may be unaware of in its day-to-day operations--issues that a company can remediate, address or prevent once the risks are identified. While the HRIA is a non-binding document, it should be noted that most companies that undergo these third-party audits find them a valuable tool in a company’s risk management structure.

_____________________________

1 http://www.bsr.org/reports/BSR_Human_Rights_Impact_Assessments.pdf

Discussion

The Corporate Responsibility to Respect Human Rights Exists Independently of States’ Duty to Protect Human Rights.

The Company’s statement of opposition relies heavily on compliance with U.S. laws and regulations as a means to guarantee that its obligations to respect human rights have been met. Yet the proposal requests an impact assessment “above and beyond legal and regulatory matters”. The UN Guiding Principles on Business and Human Rights (UNGPs) clearly state:

The responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate. It exists independently of States’ abilities and/or willingness to fulfill their own human rights obligations and does not diminish those obligations. And it exists over and above compliance with national laws and regulations protecting human rights.2

In its opposition statement, the Company further argues that “The Proponents cannot assert that the Company has any existing human rights violations and that, in fact, the Company has already ensured the protection of human rights by virtue of its adherence to its existing Human Rights Policy Statement and other corporate documents that monitor conduct, anti-discrimination, equal employment opportunity, and similar matters.” The Proponents underscore that the UNGPs request that companies ‘know and show’ their potential human rights risks as the first step in its Human rights Due Diligence Process3. Absent an independent Human Rights Risk Assessment (HRIA) investors argue the Company cannot ensure it is respecting human rights or avoiding human rights harms to all its stakeholders because it has no external evidence in support of this claim. It is important to note further that the risks to be assessed would include potential harms to customers and to the public as a result of the misuse of its products.

Safety Resources, Safety Products, and Policy Documents Do Not Substitute for a Human rights Impact Assessment

In its opposition statement, Ruger points to its investment in safety and innovation as evidence that it adequately respects human rights. Indeed, Ruger has developed products (e.g., gun locks) and educational programs that promote safety for new and existing users. Proponents acknowledge these efforts and do not dismiss the value of these resources.

However, to be in compliance with international human rights norms, companies must take a comprehensive approach in assessing their risks, including evaluating corporate policies, procedures, practices and products for their potential to contribute to human rights harms. This assessment should also evaluate how gun safety products and resources are marketed, distributed, and used to prove whether the Company’s human rights safeguards are effective in practice.

Given the inherent lethality of its business, a HRIA informed by relevant stakeholder groups should be welcomed by the Company as a way to identify and mitigate consequential business threats and protect shareholder value.

_____________________________

2 https://www.ohchr.org/sites/default/files/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf (principle 11)

3 https://www.ohchr.org/sites/default/files/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf (principles 17-19)

A comprehensive HRIA must account for human rights risks throughout a company’s complete value chain. Ruger claims in its opposition statement that it is unable to track customer misuse and/or criminal use of its weapons because it sells to distributors rather than directly to consumers. Proponents argue that indirect sales does not shield the company from accountability for its potential human rights risks. The pharmaceutical industry, for example, does not sell its products directly to patients, yet it is accountable for any detrimental human rights impacts throughout its value chain, as Pfizer acknowledges in its human rights policy: “In line with the UN Guiding Principles on Business and Human Rights, Pfizer’s human rights policy focuses on addressing risks that could have the most severe impact on people: our patients, our colleagues, the workers of our business partners, and the communities in which we operate. Our responsibility to respect human rights extends throughout our operations, from lab to patient, including our diverse global supply chain of numerous local, third-party vendors.”4

Further, the Proponents see no evidence that any of the existing Company policies Ruger mentions in its opposition statement (Human Rights Policy; Code of Business Conduct and Ethics; Equal Employment Opportunity and Anti-Discrimination Policy; and Corporate Compliance Program) incorporate the input of external stakeholders with expertise in these areas. For this reason, the Proposal requests that the HRIA be informed by a comprehensive group of stakeholders, including human rights organizations, employees, and customers. These relevant and diverse voices are critical to uncovering unseen risks, providing a broader perspective and preventing dangerous insularity.

The Company Mischaracterizes the Proponents’ Intentions to Authentically Engage on Human Rights Concerns

Proponents dispute Ruger’s characterization of investors’ repeated attempts to authentically engage the Company on both the specifics of this proposal and broader issues around gun safety. In 2021 in exchange for a dialogue held under Chatham House Rules, the Company insisted that all Proponents commit to a nondisclosure agreement (“NDA”) and withdrawal of this same HRIA Proposal in advance of the dialogue. The Proponents agreed to this term in the interest of opening the door to engagement on the matter and it should be further noted that, while the NDA is long expired, the Proponents have to this day never made the conversation public. This year, given a distinct lack of progress on the HRIA issue, Proponents were less interested in committing to an NDA and a prior withdrawal of the proposal in exchange for a dialogue.

Summary Statement

What Proponents find most perplexing in Ruger’s opposition statement is the position that an HRIA cannot be undertaken without destroying the company. That an assessment of any company’s potential human rights harms would be fundamentally at odds with its survival is an indefensible position regardless of its business. Ruger is proud of its many programs and these efforts can be acknowledged, however, given the Company is in the firearms business, Proponents believe the Company has a responsibility to conduct enhanced human rights due diligence. An HRIA is absolutely critical to uncovering salient human rights risks which, if left unaddressed, could prove devastating to Ruger’s customers, suppliers, employees, shareholders, and society.

 Vote “FOR” on Shareholder Proposal #4, “Human Rights Impact Assessment”

at the annual general meeting on June 1, 2022.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Mercy Investment Services, Inc. 2039 N. Geyer Rd., St. Louis, MO 63131

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

_____________________________

4 https://cdn.pfizer.com/pfizercom/about/Human-Rights-Policy-Aug-2020.pdf